Dodge & Cox  /  Investment Managers  /  San Francisco
Opportunities and Risks in the Banking Sector
as of September 2008
•
Opportunities in Large Money Center Banks
– Industry consolidation over many years has resulted in the creation of large, diversified, well-capitalized money center banks
– Sub-prime and other credit market issues have provided opportunities to invest in strong, difficult-to-replicate franchises at attractive spreads
• On an absolute basis, the average spread for securities in the Lehman Brothers Investment Grade Banking Index has widened from 69bps at the beginning of 2007 to 374bps (as of 9/10/08)
• Bank securities also currently trade at historically attractive option-adjusted levels relative to industrial issuers
•
Industry Backdrop & Risks: Financial Institution Write-Downs and Credit Losses Exceed $510 Billion*
– Widely reported credit market issues have triggered massive write-downs; more could be on the horizon. Key sources of risk include:
• Deteriorating sub-prime residential mortgage performance has impaired the value of loans and structured securities backed by them
• Obligations to provide liquidity to off-balance sheet, structured finance conduits
• Commitments to fund leveraged corporate transactions
• Exposure to monoline insurers and hedge funds via credit derivatives and other forms of insurance
• General weakening in U.S. consumer credit
– Uncertainty Remains
• Charges represent a reversal of earnings booked in prior periods, calling into question the true earnings power of certain aspects of the business
• Risk exposures can be difficult to assess; unknown sources may lurk on or off bank balance sheets in what remains a highly stressed environment
•
General Characteristics of Dodge & Cox Fixed Income Investments in the Banking Sector
– Large, Systemically-Important Franchises
• The largest U.S. and global banks (by assets, deposit share, earnings, etc.) and/or banks with systemic importance within individual markets
– Capital Generation
• Demonstrated profitability and capital markets access in a variety of scenarios, including the ongoing credit crunch
– Earnings Diversification
• Multiple geographic and/or business lines cushion against downturns in individual segments
– Stable Funding & Liquidity
• Large deposit base, “securitizable” assets, access to capital markets, and management contingency planning help mitigate liquidity risks
*As of 9/10/08; source, Bloomberg, Company Reports.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representation as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-372

Dodge & Cox  /  Investment Managers  /  San Francisco
GlaxoSmithKline, Pfizer,
Sanofi-Aventis, Novartis
As per capita income grows, health care
becomes a greater priority, increasing
opportunities for global suppliers of
pharmaceuticals.
Health Care
Hewlett-Packard, Matsushita,
Motorola, News Corp., Sony
Global broadband promotes “global electronic
village”, made more rapid by continuing
declines in the cost of computing power.
Technology, Media and
Telecommunications (TMT)
General Motors, Wal-Mart As consumer discretionary income grows, time becomes more valued (favors global
manufacturers introducing branded products);
shopping and eating habits change (favors
efficient distributors of fast food, consumer
goods).
Consumer
Portfolio Holdings Description
Citigroup, GE (Capital), HSBC Banks introducing consumer credit and banking services have opportunities for above-average
growth.
Consumer Finance
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a
Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Expansion of Per Capita Income and Discretionary Purchasing Power
Consumers in the Developing World
as of June 30, 2008
08-358

Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Exposure in a Domestic Portfolio
as of June 30, 2008
Dodge & Cox Stock Fund
International exposure is in line with the S&P 500:
Percentage of Company Sales from Outside the United States
Source: FactSet. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings;
holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-369
63% Credit Suisse Group
91% Hitachi Ltd.
50% American Intl Group Inc
51% General Electric Co
51% eBay Inc
52% Cadence Design Systems
52% Pfizer Inc
53% Tyco International Ltd
53% Ford Motor Co.
56% Citrix Sys Inc
56% Rohm and Haas Co
59% Sun Microsystems Inc
64% Baker Hughes Inc
66% Dow Chemical
67% Hewlett Packard Co
67% Molex Inc
67% Tyco Electronics Ltd
68% Chevron
74% Maxim Integrated Products
76% Schlumberger Ltd
82% Domtar Corp
100% Liberty Global Inc
U.S. holdings with
more than 50% of
sales outside the
U.S.
(24.6% of the
Fund)
41% HSBC Holdings PLC
46% Matsushita Electric
57% Sanofi-Aventis
58% Royal Dutch Shell PLC
61% Kyocera Corp.
62% Novartis AG
65% GlaxoSmithKline PLC
75% Thomson
77% Sony Corp.
83% Cemex
84% Aegon
96% Philips Electronics
Foreign holdings
(19.5% of the Fund)
Non-U.S. Sales
as a % of Total Sales
International exposure is not limited to foreign holdings:
30%
38%
31%
37%
20%
22%
24%
26%
28%
30%
32%
34%
36%
38%
40%
December 2003 June 2008
Stock Fund
S&P 500